Signature Athletics, Inc.



ANNUAL REPORT

301 West Platt Street Unit 416

Tampa, FL 33606

(813) 547-6454

signaturelacrosse.com

This Annual Report is dated May 2, 2022.

BUSINESS

Corporate Mission and History

At Signature, we are passionate about growing the power of sports and we are on a mission to give the opportunities sports provided us to more kids!

Signature started off with a very simple idea, all lacrosse balls had been the same forever, and we set out to make the first Premium - longer-lasting, higher quality, and a safer lacrosse ball. Our Signature Premium balls allow coaches and players to get more out of every rep... Since launching in 2016 we have sold over 10 million balls around the world, and become the official lacrosse ball of the most notable professional leagues in the sport, as well as being chosen as the official ball of over 300 college lacrosse programs!

We have now acquired over 50,000 clients, over $10M in lifetime sales, and been awarded (3) patent's with (1) pending!

Signature Athletics is a tech-enabled sports apparel brand that is changing the way players get their gear and what they expect out of their gear by transforming the traditional bulk order process into an on-demand model

We go direct-to-player changing how programs outfit their teams, innovating the next generation of equipment and apparel while delivering our 5-Star Signature Service

Expanding in 2020 from our 2016 lacrosse equipment roots, Signature Athletics completes the ecosystem for our B2B2C model allowing us to achieve industry-leading Customer Acquisition Costs, prove the economics of our model, and grow into other niche team sports.

Lacoste started in Tennis… Nike started in track… Signature started in lacrosse…

Our Business Model

What problem are we solving??? Ordering custom uniforms, apparel, and equipment for sports programs sucks…. It sucks for the parent, the player, and the program director because it is plagued with time-consuming inefficiencies, too many cooks in the kitchen, and filled with errors…

In the Spring of 2018, for the very last time… I watched my wife, a youth program director, spend over 100 hours ordering custom gear for the families in her program…

from collecting checks/sizes/and numbers from the parents… to placing the order with a sales rep, receiving a big box of uniforms, sorting through it, and bagging the uniforms up to hand out at the fields... only to find out the factory screwed up sizes and numbers for half of the kids forcing a replacement order that did not get delivered till the season was over…

So we built a solution…. Signature Athletics takes the entire process off the program directors' plate, eliminating it as an expense on their P&L, and turning it into a passive profit stream as well as a marketing resource for the program!

So how do we do it??? By domesticating manufacturing and automating the transmission of order information using API's we are able to cut 5 of the 8 people from the value chain…

This speeds up lead times from the traditional 3 months down to a standard 15 days with a rush 10-day option - and working to get to our goal of 2-day production. It has also allowed us to lower the traditional +10% error rate to under 3% and dropping every month as we implement ongoing improvements with the goal of getting to a 0% error rate…

Next, we flipped the script, saving program directors 100 hours per year... we tell the programs we work with to no longer include uniforms as part of registration fees (standard practice with most organizations)… now post registering for the program their parents will get hit with an email from us, time to order your uniform… they click through the link to come to the team store to purchase their uniform which we make on-demand and ship right to their door. This provides us with a unique working capital model where the money comes in upfront from the parent and 30 days later we are billed from our contract manufacturing partners…

Our Value Prop for Clients is Simple

We sign programs up to a 3 Year Agreement, as part of that 3 Year Agreement we create a custom team store page for them… Signaturelocker.com/Programs-Name… unlike traditional team stores, the Signature team stores are open 24/7/365, with no minimum order quantity, no

2-week order window, and no headache…

We digitally create 40 custom items, everything from uniforms to hats, water bottles, polo's you name it…

As parents come onto the store to purchase the required uniform for the season they are exposed to the Signature brand and all we offer.

Market Opportunity

By leveraging the unique team store model, we plan to scale into adjacent sports and in the process tackle the +$500b sports equipment, apparel, and athleisure market! Using the required uniform purchases as our anchor and doing a great job on product quality and brand… as athletes age out of sports, they will continue to wear the non-custom Signature athleisure wear influencing their peers and allowing us to carve out a nice niche in the athleisure market…

Product Market Fit

Over the last 5 years, we have been fortunate to gain some strong traction in the market including acquiring over 50,000 clients, amassing over $12M in lifetime sales, and signing over 90 programs to 3-year agreements. Additionally, we have;

Expanded our IP: we have 3 Equipment Design Patents Granted, 1 Software Patent in draft that will be submitted by the end of November, and we own multiple trademarks...

Expanded our Product Lines: We have developed (4) product lines, balls, sticks, goals, apparel supported by our AthleTech platform that streamlines the entire dye sub-cut and sew process for custom products with personalizations…

Been Selected by the Pro's: We have been named the official and exclusive product partner with the top Pro leagues!

With Signature Athletics… it is all about speed, signing programs up to 3-year agreements, and acquiring 1st party data…

We raised an initial seed round in Q4, 2020, and beat the expectations we set with our early investors doubling the planned # of programs under contract at the end of Q1, 2021, and then raising projections again in August!

And I am happy to announce that we have beaten those projections as of the end of October with +90 programs signed!

Our Growth Strategy which has been accelerated by incredible product-market fit is made up of 3 key parts;

1. Brand building Inbound Organic & Paid Lead Gen Campaigns

2. Channel Partnerships & Sponsorships like the aforementioned exclusive deal with the major

pro leagues (NLL & Athletes Unlimited the new Pro Women's League)

3. Market & Product Expansion: Launching our Athletic Apparel Program & Growing into all the other sports - 2022 plan is to enter into field hockey and then soccer and basketball in 2023 drastically increasing the audience we serve!

So why should you Invest?

1. Proven Product Market Fit & Scalable B2B2C Business Model w/ +50k clients

2. A Management Team with a Track Record in the Sports Market

3. A strong moat created by our 3 Year Agreements, Product IP, & clear path to in the black

Litigation

In Nov of 2019, Safety Equipment Institute ("SEI") filed a suit against Signature Lacrosse ("the Company") alleging that the Company violated the terms of an Agreement between the parties. This suit was settled out of court on May 21, 2020, with the Company agreeing to pay SEI $300,000 and discontinue sale and use of any inventory that includes the SEI Trademark until a new certification letter is received. In 2021, Signature entered into a new Agreement with SEI. Signature plans to launch a new certified version of the SEI Marked ball in 2022.

Previous Entity

Signature Athletics, Inc. was initially organized as Signature Lacrosse, a Florida LLC on February 5, 2016, and converted to a Delaware C-Corp on August 4, 2020.

IP Ownership

The company is the owner of all intellectual property associated with the company's products. The company has 3 design patents that have been granted as well as 1 software patent which is pending!

Previous Offerings

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Issued: 866,250
Use of proceeds: N/A
Date: July 30, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity

Final amount sold: $40,000
Number of Securities Issued: 8,750
Use of proceeds: Shares were issued in exchange for legal services
Date: July 30, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Convertible Note (Class A Common Stock)
Type of security sold: Equity
Final amount sold: $399,125
Number of Securities Sold: 125,000
Use of proceeds: Working capital and R&D to build the team store software solution
Date: July 23, 2020
Offering exemption relied upon 506 (d)

Name: Class B Non-Voting Common Stock
Type of security sold: Equity
Final amount sold: $250,000
Number of Securities Issued: 51,239
Use of proceeds: Working Capital and R&D
Date: November 13, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Non-Voting Common Stock
Type of security sold: Equity
Final amount sold: $228,830
Number of Securities Issued: 26,787
Use of proceeds: Working Capital and R&D, Inventory, and Marketing
Date: December 23, 2020
Offering exemption relied upon: Regulation CF

Name: Convertible Note (Class A Common Stock)
Type of security sold: Equity
Final amount sold: $106,000
Number of Securities Sold: 14,430
Use of proceeds: Working capital
Date: May 31, 2021
Offering exemption relied upon: 506 (d)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $647,000
Number of Securities Issued: 88,081
Use of proceeds: Working Capital and R&D, Inventory, and Marketing
Date: During April – December 2021
Offering exemption relied upon: Section 4(a)(2) Regulation CF

Name: Class A Common Stock
Type of security sold: Equity

Final amount sold: $315,000
Number of Securities Issued: 42,884
Use of proceeds: Shares were issued in exchange for R&D Software Development
Date: November 01, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Non-Voting Common Stock
Type of security sold: Equity
Final amount sold: $10,000
Number of Securities Issued: 1,361
Use of proceeds: Working Capital
Date: November 30, 2021
Offering exemption relied upon: Section 4(a)(2) Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Revenue

Revenue for the fiscal year ended 2021 was $2,159,322 compared to the fiscal year 2020 revenue of $1,821,678. COVID effects on the sports industry are well documented and consistent across the market. On March 16th, in the middle of Lacrosse season getting ready to start lacrosse in the country, COVID 19 shut down the US and Canada. With all sports on pause, Signature's operations were materially affected in line with the entire market. The Signature Team handled the impact well and pivoted to provide direct-to-customer solutions for in-home training. The impact affected their 2020 financials to the tune of over 50% reduction in the same sales year over year, however, the company was able to replace over 30% of the lost sales with the new Direct to Consumer sales.

Cost of Revenue

The cost of sales in 2021 was $957,956 (44%) compared to 2020 $610,560 (33%). The increase in percentage was largely due to an increase in freight costs over the country.
Gross Margins
2021 gross profit was $1,201,365 compared to 2020 gross profit of $1,211,118. The decrease was largely due to an increase in freight cost and delays in product delivery from Asia due to COVID restrictions.

Expenses

The Company's expenses consist of, among other things, compensation, marketing, and sales expenses, fees for professional services and patents, and research and development expenses. Expenses in 2021 increased by $247,167 compared to 2020 due increase in sales, research, and development expenses to expand new products.

2021 Net Loss (Income) increased insignificant, by 3%, $452,447 in 2021 compared to $438,656 in 2020.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $199,146.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Axiom Bank
Amount Owed: $302,629
Interest Rate: 5.5%
Maturity Date: June 29, 2025
Secured loan - first position lien on all business assets
Creditor: Axiom Bank
Amount Owed: $686,093
Interest Rate: 5.5%
Maturity Date: June 29, 2028

Creditor: Small Business Association
Amount Owed: $500,000.00
Interest Rate: 3.75%
Maturity Date: April 20, 2050
Secured loan - first position lien on all business assets

Creditor: Seacoast Bank
Amount Owed: $65,784
Interest Rate: 6.25%
Maturity Date: December 16, 2026
Secured loan - first position lien on all business assets

Creditor: Seacoast - PPP Loan
Amount Owed: $106,300.00
Interest Rate: 1.0%
Maturity Date: April 26, 2022
On June 24, 2021 the PPP Loan has been forgiven.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Daniel Soviero

Daniel Soviero's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder & CEO

Dates of Service: February 01, 2016 - Present

Responsibilities: Strategic Visionary, Building, and leading the executive Team, Setting the Culture, Mission, and Values. Fundraising, Serving our Clients, and Growing Sales! Salary: $80,000.00

Other business experience in the past three years:

Employer: Tampa Palms Lacrosse Club

Title: Executive Director

Dates of Service: January 01, 2017 - January 01, 2019

Responsibilities: Building the brand, strategy, and partnerships to grow a youth lacrosse club in the local Tampa community.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Dan Soviero

Amount and nature of Beneficial ownership: 780,951

Percent of class: 68.18

RELATED PARTY TRANSACTIONS

Name of Entity: 10X Lacrosse
Relationship to Company: Company is owned by Daniel Soviero (Company's founder and CEO)
Nature/amount of interest in the transaction: $200,000 loan to the Company by the Founder and

CEO.

Material Terms: Based on the note holder's discretion, the note will be paid during 2022 and this amount was outstanding as of December 31, 2021, and included in current liabilities as due to related parties.

OUR SECURITIES

The company has authorized Class A Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 43,654 of Class B Non-Voting Common Stock.

Class A Common Stock

The amount of security authorized is 4,000,000 with a total of 1,145,395 outstanding.

Voting Rights

1 vote per share

Material Rights

The total number of shares outstanding on a fully diluted basis, 1,360,764 shares, includes 1,145,395 shares of Class A Common Stock and 215,369 shares of Class B Non-Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 1,000,000 with a total of 215,369 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

The Class B Non-Voting Common Stock shall automatically convert into Class A Common Stock upon the vote of the holders of a majority of the outstanding shares of Class A Common Stock.

The total number of shares outstanding on a fully diluted basis, 1,360,764 shares, includes 1,145,395 shares of Class A Common Stock and 215,369 shares of Class B Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Non-Voting common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B Non-Voting common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Signature Athletics, Inc was formed on 02/05/2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Signature Athletics, Inc has incurred a net loss since its inception. There is no assurance that we will be profitable in the next 3 years or pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns 5 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Signature Athletics or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Signature Atheltics could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

Signature Athletics, Inc.

By /s/ *Daniel Soviero*

    Name: <u>Signature Athletics, Inc</u>

    Title: CEO


Exhibit A

FINANCIAL STATEMENTS


SIGNATURE ATHLETICS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
AUDITED

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
Signature Athletics, Inc.
Tampa, Florida

Opinion

We have audited the financial statements of Signature Athletics, Inc., which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Signature Athletics, Inc. as of December 31, 2021, and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Signature Athletics, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Signature Athletics, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Signature Athletics, Inc.'s internal control. Accordingly, no such opinion is expressed.

1

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Signature Athletics, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 4, 2022
Los Angeles, California

Signature Athletics Inc.
Balance Sheet

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 199,146	$ 145,446
Accounts receivable—net	134,379	154,332
Inventories	395,136	459,530
Due from related parties	-	21,986
Prepaids and other current assets	525,938	190,886
Total current assets	**1,254,599**	**972,180**
Property and equipment, net	112,351	34,200
Intangible assets	118,604	91,402
Total assets	**$ 1,485,555**	**$ 1,097,782**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 116,845	$ 164,575
Credit Card	70,081	52,559
Current portion of Promissory Note and Loans	252,372	460,872
Other current liabilities	73,615	32,158
Total current liabilities	**512,913**	**710,164**
Promissory Note and Loans	1,261,222	1,453,560
Due to related party	200,000	
Total liabilities	**1,974,135**	**2,163,724**
STOCKHOLDERS EQUITY		
Common Stock Class A	115	103
Common Stock Class B	8	8
Additional Paid In Capital	2,048,745	970,757
Equity Issuance Costs	(134,058)	(73,107)
Members' equity	-	-
Retained earnings/(Accumulated Deficit)	(2,403,390)	(1,963,702)
Total stockholders' equity	**(488,580)**	**(1,065,941)**
Total liabilities and stockholders' equity	**$ 1,485,555**	**$ 1,097,782**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 2,159,322	$ 1,821,678
Cost of goods sold	957,956	610,560
Gross profit	1,201,365	1,211,118
Operating expenses		
General and administrative	884,095	948,890
Sales and marketing	687,099	408,750
Research and development	37,208	3,594
Total operating expenses	1,608,402	1,361,235
Operating income/(loss)	(407,037)	(150,117)
Interest expense	91,318	107,366
Other Loss/(Income)	(45,908)	181,173
Income/(Loss) before provision for income taxes	(452,447)	(438,656)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (452,447)**	**$ (438,656)**

See accompanying notes to financial statements.

SIGNATURE ATHLETICS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock Class A		Common Stock Class B		Additional Paid In Capital	Equity Issuance costs	Members' equity	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount					
Balance—December 31, 2019	-	-	-	-	-		101,855	$ (1,512,287)	$ (1,410,432)
Conversion and Issuance of stocks	1,000,000 $	100	26,789 $	3	741,932		(101,855)		640,180
Issuance of Stock through Crowdfunding	28,045 $	3	51,237	5	228,825	(73,107)			155,723
Net income/(loss)								(438,656)	(438,656)
Balance—December 31, 2020	1,028,045 $	103	78,026 $	8	$ 970,757	$ (73,107)	$ -	$ (1,950,943)	$ (1,053,185)
Issuance of Stock through Crowdfunding	117,350	12	1,361		1,077,988	(60,951)			1,017,049
Net income/(loss)								(452,447)	(452,447)
Balance - December 31, 2021	1,145,395 $	115	79,387	8	$ 2,048,745	$ (134,058)	$ -	$ (2,403,390)	$ (488,583)

4

SIGNATURE ATHLETICS INC.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (452,447)	$ (438,656)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation and amortization	29,721	19,448
Changes in operating assets and liabilities:		
Accounts receivable	19,953	(25,068)
Inventory	64,393	(271,462)
Prepaid expenses and other current assets	(335,053)	(16,633)
Due from related parties	21,986	(21,986)
Accounts payable and accrued expenses	(47,731)	(91,206)
Credit Cards	17,522	13,589
Other current liabilities	41,458	(5,656)
Security deposit	-	3,613
Net cash provided/(used) by operating activities	**(640,197)**	**(834,016)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(70,436)	(1,505)
Purchases of intangible assets	-	(31,429)
Net cash provided/(used) in investing activities	**(70,436)**	**(32,934)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing on Loans and Notes, net of payments	(252,717)	171,909
Issuance of stocks	1,017,049	795,903
Capital distribution		-
Net cash provided/(used) by financing activities	**764,332**	**967,812**
Change in cash	53,699	100,863
Cash—beginning of year	145,446	44,581
Cash—end of year	**$ 199,146**	**$ 145,443**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 18,448	$ 6,279
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	$ 106,000	$ 368,197
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Signature Athletics Inc. was incorporated on February 5, 2016, in the state of Florida as Signature Lacrosse LLC. On July 23, 2020, the Company was incorporated, converted and changed the name to Signature Athletics Inc. The financial statements of Signature Athletics Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tampa, Florida.

The company is a distributor and seller of sports equipment and apparel. Most of the Company's operations are directed towards the sale of lacrosse balls, lacrosse goals, lacrosse sticks, fan gear, and uniforms. The Company maintains an inventory of lacrosse equipment to sell to sport organizations and to the public.

COVID effects on the sports industry are well documented and consistent across the market. On March 16th, in the middle of Lacrosse seasons getting ready to start across the country, COVID 19 shut down the US and Canada. With all sports on pause, Signature Athletics' operations were materially affected in line with the entire market. The Signature Athletics team handled the impact well and pivoted to provide direct-to-consumer solutions for in-home training. The impact effected their 2020 financials to the tune of over 50% reduction in same sales year over year, however the Company was able to replace over 30% of the lost sales with net new Direct to Consumer sales.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to sport apparel which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years
Molds & Extruders	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 18 years.

Other intangibles include trademark filing and related attorney fees which are amortized over expected period to be benefitted, not to exceed fifteen years.

Income Taxes

Signature Athletics Inc. is an C corporation for income tax purposes. Prior to conversion on July 23, 2020, Signature Lacrosse LLC was S Corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2020 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: performance obligations consist of a   promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its sport equipment and apparel to customers.

Cost of sales

Costs of goods sold include the finished goods, freight, delivery, and the cost of retail products.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $199,672 and $267,662, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 4, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	$ 395,136	$ 459,530
Total Inventories	**$ 395,136**	**$ 459,530**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepaid Insurance	$ 5,188	$ 3,534
Prepaid NOCSEA Fees	-	2,250
Prepaid Other	320,000	-
Prepaid Inbound/Outbound Shipping	188,327	181,193
Note Receivable	12,423	-
Prepaid PO Deposits	-	3,909
Total Prepaid Expenses	**$ 525,938**	**$ 190,886**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Accrued Expenses	$ 31,250	$ 14,300
Commissions Accrual	25,530	8,532
Payroll Liabilities	12,694	6,009
Tax liability	4,141	3,317
Total other current liabilities	**$ 73,615**	**$ 32,158**

5.   PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consist of:

As of Year Ended December 31,	2021	2020
Equipment	$ 12,865	$ 31,479
Molds & Extruders	204,505	115,455
Property and Equipment, at Cost	217,370	146,934
Accumulated depreciation	(105,019)	(112,734)
Property and Equipment, Net	**112,351**	**34,200**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $7,556 and $14,232 respectively.

6.   INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible assets consist of:

As of Year Ended December 31,	2021	2020
Intangible Assets	$ 60,687	$ 60,171
Patents	23,370	13,600
Software	65,861	32,476
Intangible assets, at Cost	**149,918**	**106,247**
Accumulated amortization	(31,314)	(14,845)
Intangible assets, Net	**$ 118,604**	**$ 91,402**

Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2021, and 2020 were in the amount of $783 and $339, respectively. Amortization expenses for software for the fiscal year ended December 31, 2021, and 2020 were in the amount of $17,697 and $6,329, respectively.

The following table summarizes the estimated amortization expenses relating to the Company's intangible assets as of December 31, 2021:

Period	Amortization expense
2022	$ 22,515
2023	22,515
2024	22,515
2025	22,515
Thereafter	$ 1,342
Total	$ 91,402

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 5,000,000 shares of common shares consisting of: (i) 4,000,000 shares of Class A Voting Common Stock, par value of $0.0001 and (ii) 1,000,000 shares of Class B non-voting Common Stock, par value of $0.0001 per share. As of December 31, 2021, 1,145,395 shares of class A and 79,387 shares of class B have been issued and are outstanding.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	For the Year Ended December 2021						For the Year Ended December 2020					
				Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Due to Laser Resale Inc	$ 15,000	Not set	2020	1/31/2021	$ -	$ -	$ -	$ -	$ -	1/31/2021			$ 1,200	$ -	$ 1,200
Axiom LOC (SBA)	$350,000	7.00%	6/29/2018	6/29/2025	$ 19,103	$ 19,103	$ 100,574	$ 202,055	$ 302,629	6/29/2025	$ 17,272	$ 17,272	$ 100,574	$ 246,747	$ 347,321
Axiom Term Loan (SBA)	$995,700	7.00%	6/29/2018	6/29/2028	$ 44,500	$ 44,500	$ 131,808	$ 554,285	$ 686,093	6/29/2028	$ 56,637	$ 56,637	$ 131,808	$ 677,285	$ 809,093
Cares Act SBA Loan	$500,000	3.75%	4/20/2020	4/20/2050	$ 18,750	$ 18,750	$ -	$ 499,900	$ 499,900	4/20/2050	$ 12,498	$ 12,498	$ -	$ 499,900	$ 499,900
Dan Soviero Loan (DS)-Equity Conversion Agreement	$155,000	12%		5/21/2021	$ 5,000	$ -	$ -	$ -	$ -	not set			101,000	$ -	101,000
Due to 10X	$200,000		2021	2022	-	-	$ -	$ 200,000	$ 200,000	-	$ -	$ -	$ -	$ -	$ -
Seacoast Term Loan (SBA)	$145,000	6.25%	12/16/2016	12/16/2026	$ 5,803	$ -	$ 19,990	$ 45,794	$ 65,784	12/16/2026	$ 6,044	$ 6,044	$ 19,990	$ 76,719	$ 96,709
Seacoast Term Loan (SBA):Cares Act PPP Loan- Forgiven	$106,300	1.00%	4/26/2020	6/1/2021	$ 532	$ -	$ -	$ -	$ -	4/26/2022	$ 620	$ 620	$ 106,300	$ -	$ 106,300
PPP Loan # 2	$119,110	1.00%	1/22/2021	10/5/2021	$ 835	$ -	$ -	$ -	$ -						
Loan Closing Fees (Contra Debt Account)	$ 62,788		6/18/2018	6/18/2028	$ 6,279	$ -	$ -	$ (40,812)	$ (40,812)	6/18/2028	$ 6,279	$ -	$ -	$ (47,091)	$ (47,091)
Acquired Term Loan (ML)		15.00%	2019		$ -	$ -	$ -	$ -	$ -		$ -	$ -	$ -	$ -	$ -
Steve Dehmlow Loan (SD)	$150,000	12.00%	12/9/2019		$ -	$ -	$ -	$ -	$ -	6/30/2020	$ 7,500	$ -	$ -	$ -	$ -
Pablo Nyarady Loan (PN)		15.00%	2019		$ -	$ -	$ -	$ -	$ -	6/30/2020	$ 6,250	$ -	$ -	$ -	$ -
Total					$ 100,801	$ 82,353	$ 252,372	$ 1,461,222	$ 1,713,594		$ 99,350	$ 93,071	$ 460,872	$1,453,560	$ 1,914,432

During fiscal years ending December 31, 2021, and 2020, the Company converted debt totaling $106,000, and $368,197, respectively to equity.

On January 22, 2021, the company received the second PPP loan in the amount of $119,110. On October 5, 2021, the loan, plus accrued interest, was forgiven.

On June 24, 2021, the first PPP loan in the amount of $106,300, plus accrued interest, was forgiven.

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020

2022	$ 252,372
2023	216,813
2024	216,813
2025	216,813
Thereafter	810,782
Total	**$1,713,594**

9. RELATED PARTY

During 2020, the company received funds in the amount of $110,000 from Blue Balls Lacrosse (10X Lacrosse), the company owned by Daniel Soviero (Company's founder & CEO). The Company repaid the entire amount, thus no outstanding balance remained as of December 31, 2020.

On June 30, 2020, the Company entered into an Equity Conversion Agreement in the amount of $105,000 of the initial $155,000 loan made by Daniel Soviero. The Company agrees to convert $105,000.00 of the outstanding principal sum and any interest owed by Signature Athletics Inc to Soviero pursuant to such prior loan agreement to 2.5% Equity in Signature Athletics Inc at a mutually agreed upon valuation of $4,600,000.

During the year ended December 31, 2021, the Company received funds in the amount of $200,000 from Blue Balls Lacrosse (10X Lacrosse), a Company owned by Daniel Soviero (Company's founder and CEO), this amount was outstanding as of December 31, 2021, and included in current liabilities as due to related parties.

On May 31, 2021, the Company entered into an Equity Conversion Agreement in the amount of $106,000 of the loan made by Daniel Soviero. The Company agrees to convert $106,000.00 of the outstanding principal sum and interest owed by Signature to Soviero pursuant to such prior loan agreement into Class A Common Stock at a purchase price of $7.3454 per share in Signature Athletics inc at a mutually agreed upon valuation of $10,000,000.

In late December 2021, the Company completed a virtual merger with 10X Lacrosse, which is owned by the Company's founder and CEO, Dan Soviero.

10. STOCK OPTION PLAN

In 2021, the Company authorized a Stock Option Plan, where 134,621 shares of stock were reserved to be issued under the plan. As of December 31, 2021, 43,121 stock options were issued.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business.

In November of 2019, Safety Equipment Institute ("SEI") filed a suit against Signature Lacrosse ("the Company") in United States District Court for the Eastern District of Virginia alleging that the Company violated the terms of an Agreement between the parties pertaining to trademark infringement, counterfeiting, false designation of origin, and unfair competition based on Signature   Lacrosse' use of the SEI certification marks on lacrosse balls sold by Signature Lacrosse that have not been certified by SEI. This suit was settled out of court on May 21, 2020, with the Company agreeing to pay SEI $300,000 and discontinue the sale and use of any inventory that includes the SEI Trademark until a new certification letter is received.

In 2021, Signature Athletics Inc entered into a new Agreement with Safety Equipment Institute (SEI). Signature Athletics Inc plans to launch a new certified version of the SEI Marked ball in 2022. On November 18, 2021, the company made a settlement with Vking Rubber Technology Co., Ltd. d/b/a VKing Rubber, its supplier (Supplier Agreement since September 13, 2018) regarding this lawsuit discussed in this Note 10. VKing hereby agrees that Signature Athletics Inc is entitled to offset the $220,011.70 in payments due to VKing against the $782,105.00 owed to Signature Athletics Inc by VKing pursuant to the indemnification provisions of the Agreement; This amount of $220,011.70 has been recognized as other income during the year ended December 31, 2021.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 4, 2022, which is the date the financial statements were available to be issued.

During the period January 2022 to April 04, 2022, the Company raised $376,348 through an offering under Regulation Crowdfunding under the Securities Act of 1933 through engagement with Start Engine Capital LLC on their online portal.

On February 09, 2022, Company entered into a Stock purchase agreement to sell and offer up to $750,000 in Class B Non-Voting Common Stock during 2022 and 2023 years.

On March 26, 2022, Company entered into a Letter of Intent to acquire Stylax Sportswear, a manufacturer in Denver, Colorado. Through the vertical integration of the Signature brand and Stylax Factory, Signature will be able to 1) ensure key clients are within our 100% control to deliver on time, 2) increase speed to market and market expansion plans by 12-18 months, 3) innovate new product concepts much faster and for around 50% of the cost.

There have been no other events or transactions during this time that would have a material effect on these financial statements.

CERTIFICATION

I, Daniel Soviero, Principal Executive Officer of Signature Athletics, Inc. , hereby certify that the financial statements of Signature Athletics, Inc. included in this Report are true and complete in all material respects.

Daniel Soviero

CEO